December 21, 2012

VIA EDGAR

Ms. Suzanne Hayes

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Evercore Partners Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 29, 2012 and Amended on March 30, 2012
File No. 001-32975

Dear Ms. Hayes:

Evercore Partners Inc. is pleased to respond to your letter of December 7, 2012, concerning its Form 10-K for the fiscal year ended December 31, 2011 and Definitive Proxy Statement on Schedule 14A filed on April 27, 2012. In this letter, references to “Evercore,” the “Company,” “we,” “us,” “our,” refer to Evercore Partners Inc., a Delaware corporation, and its consolidated subsidiaries. All dollar and share amounts presented within this letter are in thousands, unless otherwise noted. For your convenience, we have restated your comments below preceding our responses.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1. Business, page 3

Investment Banking, page 3

1.	The examples of noteworthy transactions disclosed in the “Advisory” discussion should be both timely and relevant to your current operations. We note that some of these transactions date back as far as 2004. Please either limit the examples to advisory services provided in recent periods or divide the list of examples by year and label each year accordingly.

Management’s Response:

The Company acknowledges the Staff’s comment and advises the Staff that it will limit the examples of transactions in which it provided advisory services to the last three years in its Annual Report on Form 10-K for fiscal year ended December 31, 2012 (the “2012 10-K”).

2.	We note that your relationship approach to your business provides you with a competitive advantage. Please explain how this approach differs from your competitors’ approaches.

Management’s Response:

The Company respectfully advises the Staff that it is an independent investment banking advisory firm which, unlike some of its competitors, does not engage in commercial banking or significant proprietary trading or private equity activities. Because the Company does not seek to provide commercial banking services to its clients, does not trade in its clients’ securities as a standalone business, or manage large private equity funds that often compete with clients, the Company believes and has been told by clients that it is better able to develop more trusted and long-term relationships with its clients than those of its competitors which do provide such services. The Company advises the Staff that it will remove the second and third sentences in the last paragraph on page 4 in its 10-K for 2012 and will revise the second paragraph in the Competition section on page 8 in a manner that is substantially similar to the following:

“Evercore is predominantly an independent investment banking Advisory firm, and its competitors can be categorized into three main groups: (1) large universal banks such as Bank of America, Barclays, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, JPMorgan Chase, Morgan Stanley and UBS, (2) other independent firms such as Blackstone, Lazard and Rothschild and (3) smaller boutique firms such as Centerview, Greenhill, Moelis and Perella Weinberg, among others. Our principal competitors are the universal banks, which also offer acquisition financing, engage in significant proprietary trading and manage large private equity funds. We believe and our clients have informed us that firms which also engage in acquisition financing, significant proprietary trading in clients’ securities and the management of large private equity funds that often compete with clients can cause such firms to develop interests that are in conflict with the interests of Advisory clients. Since Evercore is able to avoid potential conflicts associated with these types of activities, we believe that Evercore is better able to develop more trusted and long-term relationships with its clients than those of its competitors which do provide such services. In addition, we have a larger global presence and deeper sector expertise than many of the boutiques. Our Institutional Equities business is subject to competition from investment banks and other large and small financial institutions who offer similar services.”

Private Equity, page 6

3.	Please describe the strategic alliance with Trilantic. Describe the role you and Trilantic will each play in managing the investments and how you expect to generate revenue from the arrangement. Additionally, disclose the exchange of partnership interests between you and Trilantic when entering into the agreement.

Management’s Response:

In February 2010, the Company entered into a strategic alliance with Trilantic Capital Partners (“Trilantic”), which, through its affiliates, performs investment advisory functions on behalf of several private equity funds. As part of the agreement, the Company agreed to use commercially reasonable efforts to source investment opportunities for Trilantic’s current fund, Trilantic Capital Partners IV L.P. (“Trilantic IV”), in exchange for the opportunity to earn transaction fees to be determined in connection with each opportunity, and Trilantic agreed to use commercially reasonable efforts to refer to the Company any mergers and acquisitions advisory services or restructuring advisory services with respect to any portfolio companies of Trilantic IV.

Pursuant to the strategic alliance, Evercore LP issued 500 limited partnership units (“LP Units”) with a minimum redemption value of $16.5 million on December 31, 2014 in exchange for the issuance of certain limited partnership interests in Trilantic. In connection with the issuance of certain limited partnership interests in Trilantic, the Company became a limited partner of Trilantic and is entitled to receive 10% of the aggregate amount of carried interest in respect of all of the portfolio investments made by Trilantic IV. The Company and its affiliates are passive investors and do not participate in the management of any Trilantic-sponsored funds. Trilantic also agreed to pay an annual fee to the Company equal to $2 million per year for a period of five years as consideration for services to be performed by the Company. In addition, as part of the strategic alliance, the Company agreed to commit up to $5 million of the total capital commitments of Trilantic’s next private equity fund.

Item 1A. Risk Factors, page 12

Difficult market conditions may adversely affect our business…, page 12

4.	Please expand your final paragraph in this risk factor into a separate risk factor which describes in greater detail what the risks are as they relate to the cost structures associated with new or expanded lines of business.

Management’s Response:

The Company advises the Staff that it will include in its 2012 10-K the following separate risk factor (updated as appropriate), addressing the matters identified in the Staff’s comment:

“Certain aspects of our cost structure are largely fixed, and we may incur costs associated with new or expanded lines of business prior to these lines of business generating significant revenue. If our revenue declines or fails to increase commensurately with the expenses associated with new or expanded lines of business, our profitability may be materially adversely affected.

We may incur costs associated with new or expanded lines of business, along with guaranteed or fixed compensation costs, prior to these lines of business generating significant revenue. In addition, certain aspects of our cost structure, such as costs for occupancy and equipment rentals, communication and information technology services, and depreciation and amortization are largely fixed, and we may not be able to timely adjust these costs to match fluctuations in revenue. If our revenue declines, or fails to increase commensurately with the expenses associated with new or expanded lines of business, our profitability may be materially adversely affected.”

Our revenue and profits are highly volatile…, page 14

5.	Please expand the discussion of carried interest to clarify that the clawback provisions remain in effect until you successfully exit an investment.

Management’s Response:

The Company advises the Staff that it will include in its 2012 10-K the following additional disclosure (updated as appropriate) addressing the matters identified in the Staff’s comment:

“The claw-back provisions of an Evercore private equity fund remain in effect until the final distribution of the proceeds from such fund.”

Our failure to deal appropriately with conflicts of interest could damage our reputation…, page 15

6.	Please expand your discussion to disclose that fund managers frequently have separate investments in the funds they manage and disclose any conflicts resulting from their separate investments.

Management’s Response:

The Company advises the Staff that it will expand in its 2012 10-K its discussion in the risk factor identified by the Staff to include the following additional statements (updated as appropriate):

“Certain of our executive officers and employees responsible for managing our U.S. private equity funds (ECP Funds) and Mexican private equity funds (Discovery and EMCP Funds) have invested their own capital in side-by-side investments in specific portfolio companies along with our U.S. and Mexican private equity funds. These side-by-side investments are not subject to management fees or carried interest. As a result, some of our executive officers and private equity portfolio managers have a different economic interest in the performance of investments in certain portfolio companies compared to the interests of investors in our private equity funds. This lack of a total alignment of interests and incentives could result in our executive officers and private equity portfolio managers devoting a disproportionate amount of time and attention to certain investments, and could result in the underperformance of our private equity fund as a whole.”

We may not be able to generate sufficient cash to service all of our indebtedness, page 17

7.	Please quantify your annual debt service obligations and your contingent obligations to fund your noncontrolling interest.

Management’s Response:

The Company acknowledges the Staff’s comment and refers the Staff to the Company’s disclosure in Note 12 to the consolidated financial statements included in the Company’s 2011 Form 10-K. The Company’s semi-annual interest payments on the Company’s long-term note payable to Mizuho Corporate Bank, Ltd. are $3.1 million. The Company further discloses its commitment related to its long-term note payable to Mizuho in its Item 7. discussion of Contractual Obligations.

Further, as disclosed in Note 13 of the condensed consolidated financial statements included in the Company’s September 30, 2012 Form 10-Q, the Company also maintains redeemable noncontrolling interests in Trilantic, Atalanta Sosnoff and Evercore Wealth Management (“EWM”). These redeemable noncontrolling interests were $24.0 million and $22.3 million as of September 30, 2012 and December 31, 2011, respectively.

The Company advises the Staff that it will expand in its 2012 10-K its discussion in the risk factor identified by the Staff to include the following additional statements (updated as appropriate):

“We may not be able to generate sufficient cash to service all of our indebtedness.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance. We cannot provide assurance that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal of, and interest on, our indebtedness, including the $120.0 million principal amount of senior unsecured notes issued to Mizuho Corporate Bank, Ltd. (“Mizuho”) due 2020 with a 5.20% coupon (the “Senior Notes”). If our cash flows and capital resources are insufficient to fund our debt service obligations, including the principal noted above and semi-annual interest payments of $3.1 million and our contingent obligations to fund our redeemable noncontrolling interests of $22.3 million as of December 31, 2011, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness, including the Senior Notes and other contractual commitments.”

Our only material asset is our investment in Evercore LP…, page 22

8.	Please explain the circumstances under which Evercore is restricted from making distributions and the amount of unrestricted funds are currently available for distribution.

Management’s Response:

The Company advises the Staff that it will revise the risk factor identified by the Staff in its 2012 10-K to address the matters raised in the Staff’s comment. More specifically, the Company advises the Staff that it will include the following revised risk factor (updated as appropriate) in its 2012 10-K:

“Our only material asset is our interest in Evercore LP, and we are accordingly dependent upon distributions from Evercore LP to pay dividends and taxes and other expenses.

The Company is a holding company and has no material assets other than its ownership of partnership units in Evercore LP. The Company has no independent means of generating revenue. We intend to cause Evercore LP to make distributions to its partners in an amount sufficient to cover all applicable taxes payable, other expenses and dividends, if any, declared by us.

Payments of dividends, if any, will be at the sole discretion of the Company’s board of directors after taking into account various factors, including:

•	economic and business conditions;

•	our financial condition and operating results;

•	our available cash and current and anticipated cash needs;

•	our capital requirements;

•	applicable contractual, legal, tax and regulatory restrictions;

•	implications of the payment of dividends by us to our stockholders or by our subsidiaries (including Evercore LP) to us; and

•	such other factors as our board of directors may deem relevant.

In addition, Evercore LP is generally prohibited under Delaware law from making a distribution to a partner to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Evercore LP (with certain exceptions) exceed the fair value of its assets. Furthermore, certain of subsidiaries of Evercore LP may be subject to similar legal limitations on their ability to make distributions to Evercore LP. Moreover, our regulated subsidiaries may be subject to regulatory capital requirements that limit the distributions that may be made by those subsidiaries.

Deterioration in the financial condition, earnings or cash flow of Evercore LP and its subsidiaries for any reason could limit or impair their ability to pay such distributions. Additionally, to the extent that the Company requires funds and Evercore LP is restricted from making such distributions under applicable law or regulation or under the terms of financing arrangements, or is otherwise unable to provide such funds, our liquidity and financial condition could be materially adversely affected.

As of December 31, 2012, Evercore LP and its consolidated subsidiaries had approximately $XX million in cash and cash equivalents available for distribution without prior regulatory approval.”

Item 7. Management’s Discussion and Analysis of financial Condition and Results of Operations, page 29

Liquidity and Capital Resources, page 42

Collateralized Financing Activity at PCB, page 43

9.	We note the use of value at risk in measuring daily risk related to your collateralized financing activities at PCB. Please expand your disclosures in future filings to provide further discussion and context as to how investors should analyze the sensitivity outputs of the model and how the sensitivity disclosed interacts with the value at risk measure disclosed. For example, clarify whether the sensitivity is showing how the value at risk measure could change in response to changes in interest rates or whether this is the effect on the net liability balance. Clarify whether management has any value at risk limits and any processes in place if the limits are exceeded. As part of your response, please provide us with a copy of the disclosures you plan to make in future filings to address these points.

10.	Please expand your discussion to describe how the Risk Management Committee monitors and analyzes your market risk exposure between monthly meetings. The discussion should include a discussion of the process by which adjustments to your risk exposure are made.

Management’s Response to Questions 9 & 10:

The Company advises the Staff that it will expand its disclosures related to the risk measures that it employs and the processes the Company utilizes to monitor market risk exposures in future filings. Evercore Casa de Bolsa, S.A. de C.V.’s (“ECB”, formerly Protego Casa de Bolsa, S.A. de C.V.) utilizes two primary methods to estimate its exposure to market risk: Value at Risk (“VaR”) and separate sensitivity analyses (“Stress Tests”).

ECB estimates VaR using a model that simulates revenue and loss distributions that would arise from the changes in the market value of its Collateralized Financing portfolio. The VaR statistic measures the potential loss in value of ECB’s Collateralized Financing activities in a single day at a 98% confidence interval. VaR is a useful measure because it estimates the potential adverse impact that a possible change in interest rates would have on the value of the portfolio. The probability of outcomes is determined by market environment changes over the past year.

The Company continuously monitors VaR for exposure to potential losses. It is the Company’s policy to maintain VaR at levels below .1% of the value of the portfolio. If at any point in time the threshold is exceeded, ECB personnel are alerted via the automated interface with ECB’s trading systems and begin to make adjustments in the portfolio to mitigate the risk and bring the portfolio in compliance. Concurrently, ECB personnel must notify the Risk Management Committee of the variance and the actions taken to reduce the exposure to loss.

As with all measures of VaR, ECB’s estimate has inherent limitations as historical changes in market conditions are not necessarily representative of the future. To prepare for alternative scenarios, Stress Tests are periodically performed, including an assessment of the impact of an increase or decrease of 100 basis points in interest rates on the overall portfolio. This analysis assists ECB in understanding the impact of an extreme move in rates, assuring the Collateralized Financing portfolio is structured to maintain risk at an acceptable level, even in extreme circumstances.

The additional disclosure the Company intends to include in future filings (updated as appropriate) is noted below:

“ECB has procedures in place to monitor the daily risk limits for positions taken, as well as the credit risk based on the collateral pledged under these agreements against their contract value from inception to maturity date. The daily risk measure is Value at Risk (“VaR”), which is a statistical measure, at a 98% confidence level, of the potential losses from adverse market movements in an ordinary market environment based on a historical simulation using the prior year’s historical data. ECB’s Risk Management Committee (the “Committee”) has established VaR risk limits for the business. When those limits are exceeded the business is required to take action to adjust the risk profile of the portfolio to return to compliance and to report the limit exception and actions taken to the Committee immediately. In addition, ECB periodically performs Stress Tests to assure that the level of potential losses that would arise from extreme market movements that may not be anticipated by VaR measures are within acceptable levels. The table below includes a key stress test monitored by the Committee. The Committee meets monthly to analyze the overall market risk exposure based on positions taken, as well as the credit risk, based on the collateral pledged under these agreements against the contract value from inception to maturity date. In these meetings the Committee evaluates risk from an operating perspective, VaR, and an exceptional perspective, Stress Tests, to determine the appropriate level of risk limits in the current environment.”

Please see below for the previously referenced table, as disclosed in the Company’s 2011 Form 10-K on page 44:

	December 31, 2011		December 31, 2010
	Amount	Market Value of Collateral Received or (Pledged)	Amount	Market Value of Collateral Received or (Pledged)
	(dollars in thousands)
Assets
Financial Instruments Owned and Pledged as Collateral at Fair Value	$127,178		$52,217
Securities Purchased Under Agreements to Resell	2,146	$2,143	126,401	$126,386

Total Assets	129,324		178,618
Liabilities
Securities Sold Under Agreements to Repurchase	(129,577)	$(129,809)	(178,683)	$(178,603)

Net Liabilities	$(253)		$(65)

Risk Measures
Value at Risk	$65		$27

Sensitivity to a 100 basis point increase in the interest rate	$(366)		$(54)

Sensitivity to a 100 basis point decrease in the interest rate	$366		$54

Item 8. Financial Statements and Supplemental Data, page 53

Consolidated Financial Statements

Consolidated Statement of Operations, page 56

11.	We note in your Consolidated Statement of Operations that the subtotal amount you present for Net Income (Loss) from Discontinued Operations is net of the amount that is attributable to the noncontrolling interest and thus it appears that the amount you present as Net Income is also net of the portion of discontinued operations attributable to noncontrolling interest. We also note that in your September 30, 2012 Form 10-Q you have changed the presentation and do not appear to present Discontinued Operations net of amounts attributable to noncontrolling interest since the amounts disclosed for Discontinued Operations and Net Income for the nine months ended September 30, 2011 differ between the amounts reported in the September 30, 2012 Form 10-Q and the amounts reported in the quarterly data on page 107 of your 2011 Form 10-K. Please clarify how you believe these different presentations comply with the guidance in ASC 810-10-50-1A and explain the presentation you plan to use in your future filings.

Management’s Response:

The Company advises the Staff that, in the third quarter of 2012, after giving further consideration to the accounting guidance within ASC 810-10-50-1A, the Company corrected its presentation of discontinued operations on the face of the Statement of Operations, originally presented in the 2011 Form 10-K, March 31, 2012 Form 10-Q and June 30, 2012 Form 10-Q. The correction reclassifies the Noncontrolling Interest related to Evercore Asset Management from discontinued operations to Noncontrolling Interest below Net Income.

The guidance within ASC 810-10-50-1A does not specifically address the presentation of Noncontrolling Interest related to discontinued operations. However, the Company considered the underlying principles of ASC 810-10-50-1A, particularly the objective of the line Net

Income, and concluded that the appropriate presentation was to reflect the Noncontrolling Interest related to discontinued operations below Net Income with all other Noncontrolling Interest, which is reflected in the September 30, 2012 Form 10-Q. Noncontrolling interest from discontinued operations was ($1,693), ($1,804) and ($2,510) for the years ended December 31, 2009, 2010 and 2011, respectively, and ($381) and ($276) for the three months ended March 31, 2011 and June 30, 2011, respectively.

The Company does not consider this correction to be quantitatively material. In evaluating the impact of the correction, the Company gave consideration to ASC 250-10-S99 (formerly Staff Accounting Bulletin No. 99), Materiality, and has assessed the needs of the reasonable user in determining the potential impact of how this amendment in the presentation of Noncontrolling Interest to related discontinued operations may impact the comparability of future filings of the Company’s Forms 10-K and 10-Q. The Company also considered the guidance under ASC 270, Interim Reporting, in assessing the materiality threshold for quarterly financial statements. ASC 270 states that an annual materiality assessment shall be applied in assessing errors to interim financial statements. The Company’s approach to computing its annual materiality assessment included an evaluation of certain critical components that are meaningful to users of the Company’s financial statements. The amounts related to the corrections noted above are below the Company’s established annual materiality threshold for both the interim and annual periods.

The Company also does not consider the change to be qualitatively material, particularly because the change in presentation had no effect on Net Revenues, Net Income Attributable to Evercore Partners Inc., Net Income Attributable to Evercore Partners Inc. Common Shareholders from both continuing and discontinued operations, Earnings Per Share Attributable to Evercore Partners Inc. Common Shareholders, the metrics which the Company believes are most meaningful to the users of the Company’s financial statements. This change also has no impact on segment reporting, regulatory requirements or the Company’s compliance with loan covenants or other contractual requirements, nor did it have any impact on management compensation. Further, while misclassified, the amount of noncontrolling interest attributable to discontinued operations was clearly stated on the face of the Consolidated Statement of Operations and thus transparent to the users of the financial statements.

Management has determined that this correction in presentation both quantitatively and qualitatively would not impact the reasonable investor’s use of the financial statement contained in the Company’s previously filed or future filings on the Forms 10-K or 10-Q. The Company intends to apply this presentation in its 2012 10-K.

In its 2012 10-K, the Company intends to disclose the following in Note 2 to its financial statements:

“Discontinued Operations –After further consideration of the guidance within ASC 810-10, Consolidation, the Company determined it would be appropriate to correct its presentation for discontinued operations and therefore reclassified Net Income (Loss) Attributable to Noncontrolling Interest related to Evercore Asset Management L.L.C. (“EAM”) from Discontinued Operations to Net Income Attributable to Noncontrolling Interest, below Net Income on the Consolidated Statements of Operations. The effect of the correction is to increase Discontinued Operations, with a corresponding decrease to Net Income Attributable to

Noncontrolling Interest by $2,510, $1,804 and $1,693, for the years ended December 31, 2011, 2010 and 2009, respectively. The Company believes this correction is not material to the Consolidated Financial Statements taken as a whole.”

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies, page 59

Investments, page 63

12.	You disclose that your investments in private equity partnerships are accounted for under the equity method of accounting. Tell us, and expand your consolidation policy discussion in future filing to discuss, the evaluation process you undertake in assessing whether your private equity investments are considered variable interest entities or voting interest entities under ASC 810-10. Specifically, for each of your private equity investments, tell us:

•

Whether the deferral conditions in ASC 810-10-65-2(aa) apply to your investments. If the deferral conditions are met, tell us how you assess whether your investments meet the definition of a variable entity (VIE) under ASC 810-10 before the amendments by ASU 2009-17, and if the deferral conditions are not met, how you assess whether your investments meet the definition of a VIE as amended by ASU 2009-17.

•

For those investments that you determine do not meet the definition of a VIE, confirm that these funds are considered voting interest entities (VoIE) in which the rights of the limited partners are evaluated to determine whether you consolidate the fund or account for your interest under the equity method of accounting. Tell us the specific guidance you consider as part of your evaluation process.

•

With respect to EP II L.L.C., the general partner of ECP II, which you disclose on page 78 is a VIE in accordance with ASC 810, tell us how you believe you have satisfied the disclosure requirements of ASC 810-10-50-4.

Management’s Response:

The Company advises the Staff that it intends to expand its consolidation policy discussion in future filings to discuss the evaluation process the Company undertakes in assessing whether its private equity investments should be consolidated as variable interest entities or voting interest entities under ASC 810-10. In conducting this assessment, the Company considered the equity ownership of each private equity partnership (“fund”) including the general partnership (“GP”) interests and limited partnership (“LP”) interests held by both the Company and third parties, as well as the application of the accounting guidance with respect to deferral conditions under ASC 810-10-65-2, variable interest entities under ASC 810-10-15-14 and voting interests under ASC 810-20-25.

A summary of the equity ownership in the funds, as well as the Company’s ownership interest is as follows:

	GP Ownership Interest		Other LP		Evercore Ownership
Fund Name	GP	LP	Interest	Total	GP	% of Total GP Interest	LP
ECP II	1.1%	2.2%	96.7%	100.0%	1.1%	100.0%	2.2%
EMCP II	1.0%	9.0%	90.0%	100.0%	1.0%	100.0%	9.0%
EMCP III	4.7%	0.0%	95.3%	100.0%	3.7%	78.1%	0.0%
CSI Capital	2.2%	4.65%	93.1%	100.0%	0.1%	5.0%	4.65%
Trilantic IV	1.0%	0.0%	99.0%	100.0%	0.1%	10.0%	0.0%
Discovery	1.0%	0.0%	99.0%	100.0%	0.5%	50.0%	0.0%

The Company does not have a majority equity ownership in the GP and is not the Investment Manager of CSI Capital L.P. (“CSI Capital”), Trilantic IV or Discovery Americas I L.P. (“Discovery”). With respect to Discovery, the Company has an LP interest in the GP and has certain protective rights over investment and partnership decisions made by the GP. In each case, the Company believes the overall GP interests in CSI Capital, Trilantic IV and Discovery are substantive and at risk. Furthermore, there are no other interests or instruments that give the Company control. Accordingly, the Company accounts for its equity ownership in CSI Capital, Trilantic IV and Discovery under the equity method of accounting guidance under ASC 323.

The Company has a majority equity ownership in the GP and is the Investment Manager of Evercore Capital Partners II L.P. (“ECP II”), Evercore Mexico Capital Partners II (“EMCP II”) and Evercore Mexico Capital Partners III (“EMCP III”) (collectively, the “Managed Funds”). The Company’s analysis with respect to the consolidation of the Managed Funds is as follows.

Deferral Condition Analysis

The Company believes that its investments in the Managed Funds meet the deferral conditions in ASC 810-10-65-2(aa).

ASC 810-10-65-2(aa)(1)(i) requires an assessment to determine whether an entity has the appropriate attributes specified in ASC 946-10-15-2 (a) through (d) and would therefore be considered an “Investment Company.” The Company reviewed the relevant guidance and has concluded that the attributes of an Investment Company have been met, supporting the criteria noted in items (a) through (d) of ASC 946-10-15-12. The Managed Funds were created to invest in private equity assets based on the terms stipulated in the partnership agreements between the GP and LPs of the funds. These funds invest in entities on behalf of the GP and LPs, who purchase partnership interests in the funds, and manage the pools of investments. The investments by the funds are reported at fair value.

The Company reviewed the relevant guidance in ASC 810-10-65-2(aa)(1)(ii), and notes that the Company does not have the explicit or implicit obligation to fund losses of the Managed Funds. Furthermore, the Company reviewed the relevant guidance in ASC 810-10-65-2(aa)(1)(iii), and notes that the Managed Funds are not securitization entities, asset-backed financing entities or entities that were formerly considered qualifying special-purpose entities.

As a result of the above analyses, the Company believes the Managed Funds meet the deferral requirements outlined in ASC 810-10-65-2(aa), and as such, are subject to the variable interest model as defined by ASC 810-10 prior to the amendments by ASU 2009-17 (formerly FASB Interpretation No. 46 (R)).

Variable Interest Entity Analysis

The Company believes that its investments in the Managed Funds do not meet the definition of Variable Interest Entities pursuant to ASC 810-10-15-14.

The Company reviewed the partnership agreements for the Managed Funds in relation to the criteria of ASC 810-10-15-14(a), and noted the following:

(1)	The Company notes that the Managed Funds profits and losses are allocated among the partners (both the GP and the LPs), and thus, the partners participate directly in the profits and losses incurred. There are no fixed or guaranteed rates of returns. There are also no put or redemption rights for partners.

(2)	The Company notes that the equity ownership in the Managed Funds are solely for participation in the funds and in no other variable interest entities.

(3)	The Company notes that when an LP is required to make a capital contribution to any of the funds, the GP of the respective fund must make a pro-rata capital contribution based on its capital commitment. The GP or LPs do not make a contribution in the form of a fee, charitable contribution or other payment.

(4)	The Company notes that no portion of ownership equity contributed to the Managed Funds was financed for the LPs (ie. loans or guarantees of loans by the legal entity) and the LPs hold the burden of absorbing the potential losses.

The Company also considered the guidance under ASC 810-10-25-45 through 25-47, which discuss the amount of the total equity investment at risk that is necessary to permit a legal entity to finance its activities without additional subordinated financial support. Given the above factors, the Company has concluded that the GP and LPs in the Managed Funds are considered equity investors at risk and there is a sufficient level of equity investment at risk to finance their activities. There are currently no financing activities other than the equity investments of the partners which are sufficient to carry out all of the partnership activities. These funds have sufficient equity in order to perform the funds’ objectives, which is investing in assets.

The Company reviewed the partnership agreements for the Managed Funds in relation to the criteria of ASC 810-10-15-14(b), and noted the following:

(1)

The Company notes that under the Managed Funds’ partnership agreements, at any point in time, holders of a simple majority equity ownership can require the removal of the GP as the GP of the individual funds and substitution of another person or entity as the GP of the individual funds. The Company further reviewed the definition of Kick-out Rights under ASC 810-20-25-8 and concluded the LPs (as a group) have the ability to remove the GP with a simple majority vote. The Company determined that either all members of the LPs of the Managed Funds are not affiliated entities of the Company, its employees or directors, or, specific provisions within the partnership agreements exclude such affiliates from participating in the removal of the GP. Furthermore, there are no barriers preventing the LPs from exercising their rights. As such, the Company has concluded that these kick-out rights are substantive and provide the LPs the power to direct the activities of the partnership and would have the most significant impact on the partnership’s future economic performance (via the LPs’ ability to replace and find a GP at will). Accordingly, the equity holders do not lack the power to control the individual funds.

(2)	The Company notes that under the Managed Funds’ partnership agreements, the allocation of profits and losses for any fiscal year is allocated among the partners (both GP and LPs) such that each Partner’s Capital Account balance would be equal to the amount that partner would receive if all of the remaining assets of the individual funds were sold for cash equal to their gross asset values, all liabilities of the partnership were satisfied and the net assets of individual funds were distributed. There is no obligation that one group of investors (e.g. LPs) directly or indirectly are protected from expected losses or are guaranteed a return by the GP or by other parties that are not part of the equity at risk group.

(3)	The Company notes that the returns to equity investors at risk are not capped, and thus, the equity investors fully share in the upside and downside risks with profits and losses of the individual funds.

The Company reviewed the partnership agreements for the Managed Funds in relation to the criteria of ASC 810-10-15-14(c), and noted that the voting rights of the LPs are proportionate and substantive, as noted in the following:

(1)	The Company notes that all equity interest holders’ voting rights are proportionate with their exposure to returns and losses of the individual funds.

(2)	The Company notes that no interest holders possess disproportionate voting rights in connection with their economics and therefore, the criterion is not met or applicable such that substantially all of the activities of the entity are conducted for such interest holders because such disproportionate holders do not exist.

As a result of the above analysis, the Company believes the Managed Funds do not meet the definition of a Variable Interest Entity as outlined in ASC 810-10-15-14 and therefore qualify as Voting Interest Entities.

Analysis of Voting Rights

The Company has reviewed ASC 810-20-25-8(a), and, as noted in the Managed Funds’ partnership agreements, a simple majority in interest of the LPs may remove the GP as the GP of the individual funds without cause. As such, the LPs, as a group, have control of the individual funds via their ability to exercise their right to remove the GP upon a majority vote by the LPs without cause. The company notes, there are no such barriers preventing the LPs from exercising their rights. Furthermore, the Company determined that either all members of the LPs of the

Managed Funds are not affiliated entities of the Company, its employees or directors, or, specific provisions within the partnership agreements exclude such affiliates from participating in the removal of the GP.

Accordingly, the Company believes that the kick-out rights provided to the LPs are substantive and as such, the Company would not consolidate the Managed Funds but, rather, account for its interest in the respective funds under the equity method of accounting guidance under ASC 323.

The Company reviewed the partnership agreements for the Managed Funds, considering any potential barriers in relation to the criteria of ASC 810-20-25-8(b), and noted the following:

(1)	The Company notes that the Managed Funds’ partnership agreements do not include any limitations on the LPs’ ability to exercise their removal rights of the GP.

(2)	The Company notes that the Managed Funds’ partnership agreements do not include any financial penalties on the LPs’ ability to exercise their removal rights of the GP.

(3)	The Company believes there are active private equity markets with a sufficient level of qualified investment banking/private equity professionals willing and qualified to function as a replacement to the current GP.

(4)	The Company believes there are no limitations or applicable laws/regulations limiting the ability of the LPs to exercise the removal provisions noted above.

(5)	The Company notes that the Managed Funds GP has provided the LPs with access to the books and records of the partnership, which contains contact information to facilitate communication (as deemed necessary by one or more of the LPs).

Additional Disclosure

The Company intends to expand on its disclosure within Note 2 – Significant Accounting Policies in the 2012 10-K as follows:

“Basis of Presentation – The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The consolidated financial statements of the Company are comprised of the consolidation of Evercore LP and Evercore LP’s wholly-owned and majority-owned direct and indirect subsidiaries, including Evercore Group L.L.C. (“EGL”), a registered broker-dealer in the U.S. The Company’s policy is to consolidate all subsidiaries in which it has a controlling financial interest, as well as any variable interest entities (“VIEs”) where the Company is deemed to be the primary beneficiary, when it has the power to make the decisions that most significantly affect the economic performance of the VIE and has the obligation to absorb significant losses or the right to receive benefits that could potentially be significant to the VIE, except for certain VIEs that qualify for accounting purposes as investment companies. The Company reviews factors, including the rights of the equity holders and obligations of equity holders to absorb losses or receive expected residual returns, to determine if the investment is a VIE. In evaluating whether the Company is the primary beneficiary, the Company evaluates its economic interests in the entity held either directly or indirectly by the Company. The consolidation analysis is generally performed qualitatively. This analysis, which requires judgment, is performed at each reporting date.

In February 2010, Accounting Standards Update No. 2010-10, “Amendments for Certain Investment Funds”, was issued. This ASU defers the application of the revised consolidation rules for a reporting entity’s interest in an entity if certain conditions are met, including if the entity has the attributes of an investment company and is not a securitization or asset-backed financing entity. An entity that qualifies for the deferral will continue to be assessed for consolidation under the overall guidance on VIEs, before its amendment, and other applicable consolidation guidance. Generally, the Company would consolidate those entities when it absorbs a majority of the expected losses or a majority of the expected residual returns, or both, of the entities.

For entities that the Company has concluded are not VIEs, the Company then evaluates whether the fund is a partnership or similar entity. If the fund is a partnership or similar entity, the Company evaluates the fund under the partnership consolidation guidance. Pursuant to that guidance, the Company consolidates funds in which it is the general partner and/or manages through a contract, unless presumption of control by the Company can be overcome. This presumption is overcome only when unrelated investors in the fund have the substantive ability to liquidate the fund or otherwise remove the Company as the general partner without cause, based on a simple majority vote of unaffiliated investors, or have other substantive participating rights. If the presumption of control can be overcome, the Company accounts for its interest in the fund pursuant to the equity method of accounting.

EP II L.L.C. Disclosure Requirements

The Company has concluded that EP II L.L.C. (“EP II”), the GP of ECP II, is a variable interest entity pursuant to ASC 810 and that the Company is not EP II’s primary beneficiary. As of December 31, 2011, EP II maintained $0.8 million of Total Assets, representing 0% of the Company’s Total Assets, and $19.3 million of Total Liabilities, representing 3% of the Company’s Total Liabilities, and generated ($1.1) million of Pre-tax loss, representing (3%) of the Company’s Pre-tax income, for the year ended December 31, 2011. EP II’s Total Liabilities include $19.3 million of carried interest due from the GP, of which the Company is responsible for $2.7 million and the remaining $16.6 million is due from others. The Company has disclosed the $2.7 million of previously received carried interest that may be subject to future repayment in both Item 7 and Item 8 of its 2011 Form 10-K on pages 38 and 78, respectively, which represents the maximum exposure to loss for the Company, which the Company believes is not material. The Company gave consideration to ASC 250-10-S99 (formerly Staff Accounting Bulletin No. 99), Materiality, and has assessed the needs of the reasonable user in determining the potential impact of how the omission of the disclosures required within ASC 810-10-50-4 impacts the Company’s filings. The Company does not consider the related disclosures to be material to a reasonable user of its financial statements due to the immateriality of EP II’s financial results in relation to the Company’s consolidated financial statements. The Company further reviews the results of EP II on a quarterly basis to determine if EP II has reached a material level and would therefore require disclosure within ASC 810-10-50-4.

Note 4 – Business Changes and Developments, page 67

13.	We note that for the Lexicon Partnership LLP acquisition, you determined that a component of the consideration should be accounted for as compensation expense as opposed to a component of the purchase price. Please provide your analysis of the factors in ASC 805-10-55-25- that support this component of the arrangement being treated as compensation expense as opposed to a component of the purchase price.

Management’s Response:

The Company advises the Staff that, with respect to the consideration given in connection with the acquisition of the Lexicon Partnership LLP (“Lexicon”), the Company considered the factors in ASC 805-10-55-25 that determine whether an arrangement should be considered compensation or a component of purchase price. Specifically, the Company considered the guidance under section ASC 805-10-55-25, items (a) through (h). Item (a) states:

“a. Continuing employment. The terms of continuing employment by the selling shareholders who become key employees may be an indicator of the substance of a contingent consideration arrangement. The relevant terms of continuing employment may be included in an employment agreement, acquisition agreement, or some other document. A contingent consideration arrangement in which the payments are automatically forfeited if employment terminates is compensation for post combination services. Arrangements in which the contingent payments are not affected by employment termination may indicate that the contingent payments are additional consideration rather than compensation.”

As discussed in Note 4 – Business Changes and Developments, on page 67 of the 2011 Form 10-K, the consideration given by the Company to the sellers of Lexicon included deferred consideration of approximately $14,733 in cash and 1,883 restricted Class A shares which vest in various installments over a four year period. The vesting is conditioned on the continued employment of the sellers. Accordingly, this deferred consideration is subject to forfeiture should the services of the sellers terminate for reasons other than termination without cause, qualifying retirement or a change in control. As a result, the terms of the deferred consideration meet the requirements for compensation stipulated by ASC 805-10-55-25 discussed above. As required by ASC 805-10-55-25, the Company also gave consideration to items (b) through (h) , and noted that collectively, with item (a) discussed above, the terms of the deferred consideration meet the requirements for compensation stipulated by ASC 805-10-55-25.

Note 15 – Noncontrolling Interest, page 84

14.	You state that the 34% Atlanta Sosnoff noncontrolling equity interest excludes the Series C Profit Interest, which has been reflected in employee compensation and benefits expense on the Consolidated Statements of Operations. On page 70, you state that the senior management of Atlanta Sosnoff retains interest comprised of Series A-2 Capital Interest, Series B Capital Interest and Series C Profit Interests, which represents 5.5%, 19.6% and 25.9%, respectively, for a 51% economic interest. Please respond to the following:

•

Tell us more about the terms of the Series C Profits Interest to support why this component is reflected as employee compensation and benefits instead of a component of noncontrolling interest. Specifically, tell us whether the holders are able to transfer these interests, what happens if one of the holders ceases to be employed with the Company and whether any changes to the percentage held is affected by their ongoing performance.

•

Tell us how the compensation expense from the Series C Profit Interest noted above is reflected in the Changes in Noncontrolling Interest rollforward period to period on page 84 considering that it is excluded from the 34% noncontrolling equity interest.

Management’s Response:

The Company advises the Staff that the Series C Profits Interest of Atalanta Sosnoff (“Series C Interest”) are held by certain management members (“Interest Holders”) of Atalanta Sosnoff and give the Interest Holders a right to receive 25.9% of the net profit of Atalanta Sosnoff before the expense of the Series C Interest. These profits are generally distributed in cash to the Interest Holders on a quarterly basis and are considered “profits interest,” rather than ownership interests.

The underlying documents prohibit the transfer of the Series C Interest and address the following specific circumstances which the Series C Interest may be redeemed by Atalanta Sosnoff:

(1)	Upon death, permanent disability, retirement, termination without cause or failure of the company to renew the services agreement, the Interest Holder will be entitled to receive Series C Interests for the five year period succeeding the event.

(2)	Upon termination for cause or resignation of the Interest Holder without proper notification prior to the fifth anniversary of their services agreement, the Interest Holder will be entitled to the lesser of book value or fair value of the Series C Interest.

(3)	Upon resignation of such individual by delivery of proper notice, the Interest Holder will receive between 50% and 100% of the payments referred to in 1 above at the discretion of the management committee.

The Series C Interest is not subject to reallocation based on the performance of the Interest Holders. However, upon a supermajority vote of the management committee, new members may be awarded Series C Interests, thereby diluting other interest holders.

The Series C Interest, based on 25.9% of the net profit discussed above, is included in compensation expense in the Consolidated Statement of Operations included on page 56 of the Company’s Form 10-K filing. As a result, it does not factor into the changes in the Noncontrolling Interest rollforward on page 84 of Form 10-K. Noncontrolling Interest is impacted only from the Series A-2 and Series B Capital interests of Atalanta Sosnoff.

Proxy Statement on Schedule 14A

Our Post-IPO Funds, page 15

15.	We note your statement that Evercore is a non-managing partner of the general partner of EMPII and is entitled to 50% of the carried interest from EMPII and gains (or losses) on investments made by EMPII based on the amount of capital you contributed. Please explain the difference between carried interest and the gains (or losses) on investments.

Management’s Response:

The Company advises the Staff that the investors in EMP II are entitled to gains (or to absorb the losses) on investments made by EMP II based on the amount of capital which is contributed to, or subsequently funded by, such investor, subject to payment of a performance fee (in connection with net investment gains). The Company is an indirect investor in EMP II, and is therefore entitled to the gains (or to absorb the losses) realized with respect to the capital that it indirectly invested in EMP II.

Carried interest, on the other hand, entitles the general partner of EMP II (which includes us) to a specified percentage of net investment gains that are generated on the capital invested by third-party investors in EMPII. The general partner of EMP II is entitled to a carried interest that allocates it 20% of the net investment gains (in excess of the 8% hurdle and catch-up payment described below) realized on capital invested in EMP II by third-party investors. EMP II also includes a performance hurdle which requires that it return 8%, compounded annually, to the third-party investors in EMP II prior to the general partner receiving its 20% share of net profits realized by the third-party investors (with a catch-up payment allowing the general partner to receive 20% of the overall net gains, including on the hurdle amount). For EMP II, carried interest is allocated on a fund-wide basis rather than on an investment-by-investment basis. The Company, through its equity ownership in the general partner, is entitled to 50% of the carried interest distributions received by the general partner of EMP II.

Relationship with Trilantic, page 15

16.	Please quantify your interest in Trilantic and your interest in its current fund.

Management’s Response:

The Company advises the Staff that it will include in its 2013 Definitive Proxy Statement on Schedule 14A the following additional disclosure (updated as appropriate) addressing the matters identified in the Staff’s comment:

“Evercore’s carrying value of its investment in Trilantic Capital Partners was $XX as of December 31, 2012, and the value of Evercore’s investment in Trilantic’s current fund, Trilantic Capital Partners IV L.P., was $XX.”

Compensation of Our Named Executive Officers, page 28

17.	We note your statement that your Named Executive Officers’ base salaries include fixed profit allocations. Additionally, you state that Messrs. Altman, Sibbald and Schlosstein’s salaries were set by their employment agreements. Please explain how the base salaries reflect profit allocations.

Management’s Response:

The Company advises the Staff that the employment agreements of Messrs. Altman and Schlosstein were entered into with the Company and Evercore LP, but in accordance with the terms of each agreement, substantially all compensation is payable by Evercore LP. Insofar as Messrs. Altman and Schlosstein are each limited partners of Evercore LP, their base compensation is characterized for tax purposes as a guaranteed payment or, more colloquially, a fixed partnership allocation. Similarly, Mr. Sibbald’s base compensation is payable by Evercore Partners International LLP, a United Kingdom limited liability partnership of which he is a member. Accordingly, his base compensation also constitutes a fixed partnership allocation. The description in the 2012 Definitive Proxy Statement on Schedule 14A of these payments was not intended to suggest that the executives’ base compensation varies with the profitability of the various entities, but rather was intended to reflect the nature of the payments as partnership distributions. Evercore advises the Staff that it will clarify in its 2013 Definitive Proxy Statement on Schedule 14A that the base salary of each NEO is a fixed amount pursuant to the terms of his respective employment agreement.

18.	It does not appear that you have filed Mr. Sibbald’s employment agreement. Please file it or tell us where it was filed and incorporate it by reference in your next Form 10-K.

Management’s Response:

The Company respectfully advises the Staff that it will file Mr. Sibbald’s employment agreement with its 2012 10-K.

19.	Please provide further explanation of how the Compensation Committee considered dividends, follow-on offering proceeds, the amount of equity owned by the individual and compensation in prior years when determining bonuses.

Management’s Response:

The Company advises the Staff that, as indicated in the 2012 Definitive Proxy Statement on Schedule 14A, annual bonus determinations are discretionary and reflect the collective judgment of the members of the Compensation Committee. In making its determination, the Compensation Committee examines a wide variety of factors, including those the Staff identified in its comment. For 2011, there was no precise, formulaic relationship between any factor and an executive’s bonus. As described in greater detail in the 2012 Definitive Proxy Statement on Schedule 14A, the Compensation Committee considered a variety of factors in determining 2011 bonuses for its named executive officers, such as, revenues, increased shareholder returns achieved through increased dividends and share buybacks, acquisitions and business expansions and greater deal activity, as well as the economic relationships between the named executive officer and the Company. Where the Compensation Committee determined that a particular factor was material to its decision for a particular executive, that factor is identified on page 31 of the 2012 Definitive Proxy Statement on Scheduled 14A. For 2011, the Compensation Committee was provided information concerning overall economic relationships between the named executive officer and the Company, including dividends, follow-on offering proceeds and prior year compensation, however, none of this information was a material factor in its 2011 annual bonus determination for any executive.

* * * * * * * * * * * * * * * *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 212-857-7468 or Paul Pensa, our Controller and Principal Accounting Officer at 212-822-7573.

Sincerely,

/s/ Robert B. Walsh
Robert B. Walsh
Chief Financial Officer

cc:	Stephanie Ciboroski, Securities & Exchange Commission
Paul Pensa, Controller and Principal Accounting Officer
Adam Frankel, General Counsel and Corporate Secretary
Michael Thompson, Deloitte & Touche LLP